SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  For 10 March, 2008


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                                  SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

 1   Name of the Issuer                 2   State whether the notification
                                            relates to:
     Bank of Ireland                        (i) a transaction notified in
                                            accordance with Market Abuse Rules;
                                            (ii) a disclosure made in accordance
                                            with section 53 (as extended by
                                            section 64 of the Companies Act
                                            1990) or entered into the issuer's
                                            register in accordance with section
                                            59 of the Companies Act 1990; or
                                            (iii) both (i) and (ii).
                                            Notification relates to (iii) above
                                            and to the UK Disclosure Rule 3.1.4
                                            R (1) (a)

 3   Name of person discharging         4   State whether notification relates
     managerial responsibilities/           to a person connected with a person
     director                               discharging managerial
                                            responsibilities/director named in 3
                                            and identify the connected person
     Goggin, Brian - CEO                    N/A
     Crowley, Des - Executive Director
     Murphy, Ronan - PDMR
     Wyatt, Tony - PDMR
     Murphy, Finbarr - PDMR

 5   Indicate whether the notification  6   Description of shares (including
     is in respect of a holding of the      class) debentures or derivatives or
     person referred to in 3 or 4           financial instruments relating to
     above or in respect of a               shares
     non-beneficial interest



 7   Name of registered shareholder(s)  8   State the nature of the transaction
     and, if more than one, number of
     shares held by each of them



 9   Number of shares, debentures or   10   Percentage of issued class acquired
     financial instruments relating to      (treasury shares of that class
     shares acquired                        should not be taken into account
                                            when calculating percentage)



11   Number of shares, debentures or   12   Percentage of issued class disposed
     financial instruments relating to      (treasury shares of that class
     shares dispose                         should not be taken into account
                                            when calculating percentage)



13   Price per share or value of       14   Date and place of transaction
     transaction



15   Total holding following           16   Date issuer informed of transaction
     notification and total percentage
     holding following notification
     (any treasury shares should not
     be taken into account when
     calculating percentage)
                                            7 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17   Date of grant                         18   Period during which or date on
                                                which it can be exercised
     24 December 2007                           Within 6 months of the end of
                                                the savings contract
     2008 SAYE Scheme

19   Total amount paid (if any) for grant  20   Description of shares or
     of the option                              debentures involved (class and
                                                number)

     EUR100 per month for 3 years for Brian     531 Units of Ordinary Stock for
     Goggin, Finbarr Murphy, Ronan Murphy       Brian Goggin, Finbarr Murphy,
     and Tony Wyatt.                            Ronan Murphy and Tony Wyatt.
     GBP80 per month for 3 years for Des        574 Units of Ordinary Stock for
     Crowley                                    Des Crowley.

21   Exercise price (if fixed at time of   22   Total number of shares or
     grant) or indication that the price        debentures over which options
     is to be fixed at the time of              are held following notification
     exercise

     EUR6.96 for Brian Goggin, Finbarr          Goggin, Brian: ESOS 397,750 -
     Murphy, Ronan Murphy and Tony Wyatt.       LTIP 346,450 - SAYE 832
     EUR7.43 for Des Crowley                    Crowley, Des: ESOS 231,950 -
                                                LTIP 96,950 - SAYE 574
                                                Murphy, Ronan: ESOS 117,650 -
                                                LTIP 84,650 - SAYE 832
                                                Wyatt, Tony: ESOS 68,877 - LTIP
                                                68,877 - SAYE 832
                                                Murphy, Finbarr: ESOS 93,500 -
                                                LTIP 29,606 - SAYE 531
                                                All of which are subject to
                                                performance conditions.

23   Any additional information            24   Name of contact and telephone
                                                number for queries

     Individual PDMR's were advised of          Ella Cullen, Group Secretary's
     their grants in the week ending 7          Office
     March 2008.
                                                + 353 1 6043472



Name and signature of duly designated officer of issuer responsible for making notification

John B. Clifford, Group Secretary
Date of notification 10 March 2008




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 10 March, 2008